February 14, 2005

ACS LETTERHEAD

VIA EDGAR

RE:	American CareSource Holdings, Inc. (the “Registrant”)

U.S. Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Ladies and Gentlemen:

We file herewith a registration statement on Form SB-2 relating to a contemplated distribution of our common stock by way of dividend by our parent, Patient Infosystems, Inc. We are filing a registration statement with respect to the distribution because the proposed “spin-off” does not satisfy the criteria set forth in Staff Legal Bulletin No. 4 of the Division of Corporation Finance as the business of the Registrant was acquired by Patient Infosystems, Inc. less than two years ago. If you have any questions please contact Kent A. Tapper of this office at (585) 242-7258.

Very truly yours,

/s/Kent A. Tapper

Kent A. Tapper

Enclosures